Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Year ended December 31,	2003		2002		2001		2000		1999

Earnings:
Net income from operations after tax	$40,752		34,494		31,183		30,380		27,728
Applicable income taxes	22,267		19,247		17,901		17,176		15,229

Income before taxes	63,019		53,741		49,084		47,556		42,957
Fixed charges:
Interest expense excluding interest on deposits	5,000		5,662		6,786		10,748		8,455
Portion of rents representative of interest	325		361		377		410		432
Amortization of trust preferred securities issuance costs	961		95		95		95		95

Fixed charges excluding interest on deposits	6,286		6,477		7,281		12,290		9,307
Interest on deposits	43,614		59,797		87,198		91,041		74,560

Fixed charges including interest on deposits	$49,900		65,915		94,456		102,294		83,542

Earnings before fixed charges excluding interest on deposits	$69,305		59,859		56,342		58,809		51,939
Earnings before fixed charges including interest on deposits	112,919		119,656		143,540		149,850		126,499
Fixed charges excluding interest on deposits	6,286		6,118		7,258		11,253		8,982
Fixed charges including interest on deposits	49,900		65,915		94,456		102,294		83,542
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	11.03	x	9.78	x	7.76	x	5.23	x	5.78	x
Including interest on deposits	2.26	x	1.82	x	1.52	x	1.46	x	1.51	x